WEIL, GOTSHAL & MANGES

RECEIVED

2004 NOV -9 P 4: 17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

81968-0005

November 9, 2004

04046067

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

Enc

dw 11/10

LO1:\503340\01\@SD_01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C

8 2- 34674

RECEIVED

2004 NOV -9 P 4: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

YELL.

9 November 2004

news release news release news release news release news release

Yell Group plc financial results for the six months ended 30 September 2004

Strong growth continues. On track to meet full year expectations.
Dividend up 40%

- Group turnover up 6.3% to £604.6 million; 12.3% at a constant exchange rate
- Group adjusted EBITDA up 9.8% to £206.0 million; 14.6% at a constant exchange rate
- Group adjusted profit after tax £60.7 million, excluding exceptional legal costs (£22.1 million last year, excluding exceptional IPO costs)
- Group operating cash flow less capital expenditure up 11.0% to £170.6 million; up 14.6% at a constant exchange rate
- Diluted earnings per share before amortisation and exceptional costs up 18.3% to 15.5 pence (13.1 pence last year on a pro forma basis)
- Interim dividend up 40% to 4.2 pence per share

Note: Earnings, profit after tax and cash flow figures stated before exceptional legal costs in our US operation of £12.8 million (£8.0 million net of tax credit) in 2004, and exceptional IPO costs of £148.5 million (£111.3 million net of tax credit) in 2003. Including these costs the Group made a profit after tax of £52.7 million (a loss of £89.2 million last year).

John Condron, Chief Executive Officer, said:

"Yell has delivered another set of strong results, which confirm that the group is well on track to meet full year expectations. In the UK, our printed directories continue to perform as expected, and Yell.com continues its rapid growth and increasing profitability. In the US, our excellent performance is the result of strong organic growth, combined with the benefits of the acquisitions we have made. We are declaring a 40% per share increase in our interim dividend with the intention of recommending the same level of increase for the full year."

John Davis, Chief Financial Officer, said:

"Yell's success in growing its revenues and profits and in maintaining high cash generation now enables us to raise substantially our dividend this year. Thereafter we intend to maintain our policy of dividend growth at least in line with earnings. This does not constrain our ability to pursue our consistent growth strategy. By taking this step, we also ensure that we continue to operate with an efficient capital structure."

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2004 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

Yell Group plc will publish an interim report to shareholders on 11 November 2004.

Our subsidiary, Yell Finance B.V., will furnish its results for the six months ended 30 September 2004 to the SEC on Form 6-K on 9 November 2004.

This filing can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

	Six months ended 30 September 2003	2004		
	£m	£m	Change	Change at constant exchange rate [6]
Turnover [1]	568.6	**604.6**	*6.3%*	*12.3%*
Adjusted EBITDA [1] [2]	187.6	**206.0**	*9.8%*	*14.6%*
Operating cash flow [1] [3]	153.7	**170.6**	*11.0%*	*14.6%*
Adjusted diluted earnings per share (pence) [4]	13.1p	**15.5p**	*18.3%*	
Cash conversion [1] [5]	81.9%	**82.8%**		
Adjusted profit after tax [2]	22.1	**60.7**		
Exceptional items after tax	(111.3)	**(8.0)**		
(Loss) profit on ordinary activities after tax	(89.2)	**52.7**		

[1] Turnover, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.
[2] Adjusted items in the period ended 30 September 2003 are stated before exceptional costs arising on IPO. Adjusted items in the period ended 30 September 2004 are stated before exceptional legal costs.
[3] Cash inflow from operations before payments of exceptional items, less capital expenditure.
[4] Diluted earnings per share before amortisation and exceptional items.
[5] Operating cash flow as a percentage of adjusted EBITDA.
[6] Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

REVIEW OF OPERATING PERFORMANCE

Turnover

Group turnover increased 6.3% to £604.6 million; or 12.3% at a constant exchange rate, from £568.6 million last year.

UK operations

UK turnover increased 3.3% to £325.0 million; or 3.9% excluding last year's discontinued products (the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books). Turnover from printed directories grew 1.9% to £300.9 million. The effect of RPI -6% was to reduce our prices by an average of 3.5%. Yell.com grew turnover 42.6% to £16.4 million.

The total number of unique print advertisers increased 1.2% to 254,000.

As anticipated, the UK retention rate has declined from 78% to 75% (or 74% excluding national and key accounts). Our success in attracting more than 100,000 new advertisers in each of the last four years has inevitably diluted overall retention. New advertisers are now proving more difficult to retain in a competitive market than those advertisers for whom the value of advertising in Yellow Pages is proven. Our strategy to increase the advertiser base has contributed to sustained growth in advertiser numbers and revenue.

Average turnover from unique advertisers improved slightly to £1,183 from £1,178 last year.

As part of our strategy to grow our advertiser base, we rescoped five directories into ten during the first half of the year, reflecting changes in shopping and trading patterns. These included three of the five we are rescoping in London, which is traditionally a more competitive market than the rest of the UK. Typically, rescoped directories achieve little or no growth in their first year, but create potential for future growth.

Yell.com continued to grow rapidly, growing searchable advertisers by 39.1% to 121,000, contributing to turnover growth of 42.6%.

Overall, UK turnover remains on course to meet full year expectations.

US operations

US turnover grew 10.1% to £279.6 million. At a constant exchange rate, the increase was 23.4%, reflecting the continued success of our US growth strategy. The average exchange rate was approximately $1.81: £1.00 against $1.62: £1.00 in the same period last year.

Unique advertisers increased 13.3% to 238,000 with average turnover per unique advertiser up 8.8% to $2,133 and retention up from 70% to 72%.

Organic turnover growth was 16.0%, to which same-market growth contributed 12.3% and six new launches contributed 3.7%. Acquisitions, including primarily Feist which we acquired in March this year, contributed 10.2% to turnover growth, reflecting a heavy first half publishing schedule for Feist. Growth was marginally slowed by changes in operating practices including the intentional running down of the CCD partnership and production rescheduling.

US turnover growth for the year should be in line with expectations. However third quarter growth is expected to slow slightly as a result of the effects of fewer launches and production rescheduling following acquisitions.

Adjusted EBITDA

Group adjusted EBITDA increased 9.8% to £206.0 million; or 14.6% at a constant exchange rate. The Group adjusted EBITDA margin increased 1.1 percentage points to 34.1%, driven by the strong US performance.

UK adjusted EBITDA rose 2.6% to £132.2 million, reflecting the continued progress of Yell.com, which significantly increased its adjusted EBITDA to £5.1 million from £2.1 million last year. Consequently the overall UK adjusted EBITDA margin was broadly in line with the previous year.

US adjusted EBITDA rose 25.7% to £73.8 million, or 40.9% at a constant exchange rate. The US adjusted EBITDA margin increased from 23.1% to 26.4%, driven by the strong revenue growth and operational leverage.

Operating cash flow and net debt

The Group converted 82.8% of adjusted EBITDA to cash, as compared to 81.9% last year. Group operating cash flow increased 11.0% to £170.6 million; or 14.6% at a constant exchange rate.

Net debt at £1,169 million, down £54 million from 31 March 2004, represents a multiple of 3.1 times adjusted EBITDA for the last 12 months.

NET RESULTS

Adjusted after tax results

Profit after tax before exceptional items for the six months to 30 September 2004 was £60.7 million, compared with an adjusted profit after tax of £22.1 million for the same period last year. This reflects strong adjusted EBITDA growth, as well as lower interest charges arising from the new capital structure put in place at the time of the IPO on 15 July 2003. The tax charge before exceptional items was £37.7 million, which represents 25.5% of profit before tax adjusted for goodwill amortisation and exceptional costs.

Exceptional costs and after tax results

Exceptional costs after tax of £8.0 million are the estimated total costs after tax relating to the nine-month long litigation brought against Yellow Book, our US operation, which was settled on 7 October 2004. Including these costs, the profit after tax for the six months ended 30 September 2004 was £52.7 million. As previously reported, there were substantial exceptional costs during the first half of last year which arose on our IPO and amounted to £148.5 million before tax, and £111.3 million after a tax credit of £37.2 million. Including these costs the loss after tax for the six months ended 30 September 2003 was £89.2 million.

Earnings and dividend per share

Diluted earnings per share were 15.5 pence before amortisation and exceptional costs; an increase of 18.3%. Basic earnings per share before amortisation and exceptional costs were 15.8 pence. This compares with pro forma (before amortisation and as if the IPO had occurred before the start of last year) basic earnings per share of 13.3 pence last year.

The Board has declared an increase of 40% in the interim dividend to 4.2 pence per share, and this is expected to account for one third of the full year dividend.

The ex-dividend date will be 17 November 2004 and the interim dividend will be paid on 17 December 2004 to shareholders registered on 19 November 2004.

KEY OPERATIONAL INFORMATION

	Six months ended 30 September		
	2003	2004	Change
UK printed directories			
Unique advertisers (thousands) (1)	251	254	*1.2%*
Directory editions published	50	55	
Unique advertiser retention rate (%) (2)	78	75	
Turnover per unique advertiser (£)	1,178	1,183	*0.4%*
US printed directories			
Unique advertisers (thousands) (1) (3)	210	238	*13.3%*
Directory editions published	250	259	
Unique advertiser retention rate (%) (3)	70	72	
Turnover per unique advertiser ($)	1,960	2,133	*8.8%*
Other UK products and services			
Yell.com page impressions for September (millions)	51	70	*37.3%*
Yell.com searchable advertisers at 30 September (thousands) (4)	87	121	*39.1%*

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for 2004 would have been 74%. We have not adjusted previously reported 2003 figures. These improvements to our systems have not affected the reporting of our financial results.

(3) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figure for any duplicated records in 2003. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 September	
		2003	2004
		£m	£m
Turnover	2	568.6	**604.6**
Cost of sales		(251.1)	**(271.6)**
Gross profit		317.5	**333.0**
Distribution costs		(17.2)	**(17.7)**
Administrative expenses			
Ongoing activities		(173.3)	**(170.4)**
Exceptional items	4	(90.1)	**(12.8)**
		(263.4)	**(183.2)**
Operating profit	3	36.9	**132.1**
Net interest payable			
Ongoing activities		(88.2)	**(46.5)**
Exceptional items	4	(58.4)	**-**
		(146.6)	**(46.5)**
(Loss) profit on ordinary activities before taxation		(109.7)	**85.6**
Taxation			
On ongoing activities	5	(16.7)	**(37.7)**
On exceptional items	4,5	37.2	**4.8**
		20.5	**(32.9)**
(Loss) profit for the financial period		(89.2)	**52.7**
Interim dividend	6	(20.8)	**(29.5)**
Retained (loss) profit for the financial period		(110.0)	**23.2**

		(in pence)	*(in pence)*
Basic (loss) earnings per share	7	(20.0)	**7.5**
Diluted (loss) earnings per share	7	(20.0)	**7.4**
Earnings per share before exceptional items and goodwill amortisation [(a)]			
Basic	7	13.3	**15.8**
Diluted	7	13.1	**15.5**

(a) Earnings per share before exceptional items and goodwill amortisation for the six months ended 30 September 2003 are calculated on a pro forma basis as though our IPO and debt refinancing had occurred before 1 April 2003.

With the exception of the profit for the financial period detailed above and the currency movements detailed in note 10, there have been no other recognised gains or losses.

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Six months ended 30 September 2003	2004
		£m	£m
Net cash inflow from operating activities		133.2	**170.3**
Returns on investments and servicing of finance			
Interest paid		(78.9)	**(38.4)**
Redemption Premium Paid		(19.7)	**-**
Finance Fees paid		(16.1)	**-**
Net cash outflow for returns on investments and servicing of finance		(114.7)	**(38.4)**
Taxation		(4.6)	**(14.8)**
Capital expenditure and financial investment			
Purchase of tangible fixed assets, net of sales proceeds		(10.6)	**(8.7)**
Net cash outflow for capital expenditure and financial investment		(10.6)	**(8.7)**
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired		(3.1)	**-**
Net cash outflow for acquisitions		(3.1)	**-**
Dividends paid		-	**(41.8)**
Net cash inflow before financing		0.2	**66.6**
Financing			
Issue of ordinary share capital	8	433.6	**1.2**
Expenses paid in connection with share issue		(22.8)	**-**
New loans issued		1,031.0	**-**
Borrowings repaid	8	(1,378.4)	**(45.0)**
Net cash inflow (outflow) from financing		63.4	**(43.8)**
Increase in net cash in the period		63.6	**22.8**
Reconciliation of operating profit to net cash inflow from operating activities			
Total operating profit		36.9	**132.1**
Depreciation		11.4	**11.5**
Goodwill amortisation		49.2	**49.6**
Exceptional employee costs settled in shares		49.1	**-**
Increase in stocks		(21.6)	**(27.1)**
Decrease (increase) in debtors		20.8	**(2.9)**
(Decrease) increase in creditors		(12.6)	**5.9**
Other non cash items		-	**1.2**
Net cash inflow from operating activities		133.2	**170.3**
Net cash inflow from operating activities		133.2	**170.3**
Cash payments of accrued exceptional items		31.1	**9.0**
Purchase of tangible fixed assets, net of sale proceeds		(10.6)	**(8.7)**
Net cash inflow from operating activities before payments of exceptional items and after capital expenditure		153.7	**170.6**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2004 £m	At 30 September 2004 £m
Fixed assets			
Intangible assets		1,725.3	**1,686.5**
Tangible assets		45.9	**41.8**
Investment		1.8	**2.7**
Total fixed assets		1,773.0	**1,731.0**
Current assets			
Stocks		151.9	**180.2**
Debtors		460.6	**450.8**
Cash at bank and in hand	8	18.7	**42.0**
Total current assets		631.2	**673.0**
Creditors: amounts falling due within one year			
Loans and other borrowings	8,9	(85.8)	**(85.6)**
Other creditors		(273.0)	**(269.5)**
Total creditors: amounts falling due within one year		(358.8)	**(355.1)**
Net current assets		272.4	**317.9**
Total assets less current liabilities		2,045.4	**2,048.9**
Creditors: amounts falling due after more than one year			
Loans and other borrowings	8,9	(1,155.9)	**(1,125.5)**
Net assets		889.5	**923.4**
Capital and reserves			
Called up share capital	10	7.0	**7.0**
Share premium account	10	1,184.7	**1,185.9**
Profit and loss account deficit	10	(302.2)	**(269.5)**
Equity shareholders' funds		889.5	**923.4**

See notes to the financial information for additional details.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies that were set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2004.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, employee pension costs and taxes.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

2. Turnover

	Six months ended 30 September		Change
	2003	2004	%
	£m	£m	
UK printed directories	295.2	**300.9**	1.9%
Other products and services	19.4	**24.1**	24.2%
Total UK turnover	314.6	**325.0**	3.3%
US printed directories:			
US printed directories at constant exchange rate [a]	254.0	**313.4**	23.4%
Exchange impact [a]	-	**(33.8)**	
Total US turnover	254.0	**279.6**	10.1%
Group turnover	568.6	**604.6**	6.3%

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

3. Operating profit and EBITDA information

Adjusted EBITDA by segment

	Six months ended 30 September		Change
	2003	2004	%
	£m	£m	
UK printed directories	128.6	**124.8**	(3.0)%
Other products and services	0.3	**7.4**	
Total UK operations	128.9	**132.2**	2.6%
US operations:			
US printed directories at constant exchange rate [a]	58.7	**82.7**	40.9%
Exchange impact [a]	-	**(8.9)**	
Total US operations	58.7	**73.8**	25.7%
Group adjusted EBITDA	187.6	**206.0**	9.8%

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to adjusted EBITDA [a]

	Six months ended 30 September 2003 £m	Six months ended 30 September 2004 £m	Change %
UK operations			
Operating profit	**58.8**	**97.1**	
Depreciation and amortisation	34.8	35.1	
UK operations EBITDA	**93.6**	**132.2**	
Exceptional items	35.3	-	
UK operations adjusted EBITDA	**128.9**	**132.2**	*2.6%*
UK operations adjusted EBITDA margin	**41.0%**	**40.7%**	
US operations			
Operating (loss) profit	**(21.9)**	**35.0**	
Depreciation and amortisation	25.8	26.0	
US operations EBITDA	**3.9**	**61.0**	
Exceptional items	54.8	12.8	
Exchange impact [b]	-	8.9	
US operations adjusted EBITDA at constant exchange rate [b]	**58.7**	**82.7**	*40.9%*
Exchange impact [b]	-	(8.9)	
US operations adjusted EBITDA	**58.7**	**73.8**	*25.7%*
US operations adjusted EBITDA margin [c]	**23.1%**	**26.4%**	
Group			
Operating profit	**36.9**	**132.1**	
Depreciation and amortisation	60.6	61.1	
Group EBITDA	**97.5**	**193.2**	*98.2%*
Exceptional items	90.1	12.8	
Exchange impact [b]	-	8.9	
Group adjusted EBITDA at constant exchange rate [b]	187.6	214.9	*14.6%*
Exchange impact [b]	-	(8.9)	
Group adjusted EBITDA	**187.6**	**206.0**	*9.8%*
Group adjusted EBITDA margin	**33.0%**	**34.1%**	

(a) Adjusted EBITDA is one of the key financial measures that we use to assess the success of our business operations in achieving growth in an efficient manner.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

(c) US operations EBITDA margin including exceptional items is 21.8% in 2004.

We do not allocate interest or taxation charges by product or geographic segment.

4. Results before and after exceptional items

	Six months ended 30 September					
	2003			2004		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
Gross profit	317.5	-	317.5	**333.0**	**-**	**333.0**
Distribution costs	(17.2)	-	(17.2)	**(17.7)**	**-**	**(17.7)**
Administrative expenses	(173.3)	(90.1)	(263.4)	**(170.4)**	**(12.8)**	**(183.2)**
Operating profit (loss)	127.0	(90.1)	36.9	**144.9**	**(12.8)**	**132.1**
Net interest payable	(88.2)	(58.4)	(146.6)	**(46.5)**	**-**	**(46.5)**
(Loss) profit before taxation	38.8	(148.5)	(109.7)	**98.4**	**(12.8)**	**85.6**
Taxation	(16.7)	37.2	20.5	**(37.7)**	**4.8**	**(32.9)**
(Loss) profit for the period	22.1	(111.3)	(89.2)	**60.7**	**(8.0)**	**52.7**

Exceptional costs for the six months to 30 September 2004 are the estimated total costs relating to litigation brought against our US operations (see note 12). Exceptional administrative costs in the six months ended 30 September 2003 relate to costs incurred in connection with our IPO.

5. Taxation

The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Six months ended 30 September	
	2003	2004
	£m	£m
Profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	11.6	**29.5**
Effects of:		
Non-allowable goodwill amortisation	10.5	**11.1**
US tax losses	(3.7)	**(2.9)**
Other permanent differences	(1.7)	**-**
Tax charge on ongoing activities	16.7	**37.7**
Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(44.6)	**(3.8)**
Effects of:	-	**-**
Higher rate for overseas tax		**(1.0)**
Items not allowed for tax purposes	7.4	
Taxation credit on exceptional items	(37.2)	**(4.8)**
Total tax (credit) charge	(20.5)	**32.9**

6. Interim Dividend

The interim dividend of 4.2 pence per share (2003 – 3.0 pence per share) is payable on 17 December 2004 to shareholders registered at the close of business on 19 November 2004 and will amount to £29.5 million (2003 – £20.8 million).

7. Earnings (loss) per share

	Actual	Pro forma interest adjust-ments net of tax (a)	Exceptional costs net of tax (b)	Amortisation (c)	Adjusted
Six months ended 30 September 2004					
Group profit for the financial period (£m)	**52.7**	-	**8.0**	**49.6**	**110.3**
Weighted average number of issued ordinary shares (millions) (d)	**699.8**	-			**699.8**
Basic earnings per share (pence)	**7.5**				**15.8**
Effect of share options (pence)	**(0.1)**				**(0.3)**
Diluted earnings per share (pence)	**7.4**				**15.5**
Six months ended 30 September 2003					
Group (loss) profit for the financial period (£m)	(89.2)	21.1	111.3	49.2	92.4
Weighted average number of issued ordinary shares (millions) (d)	446.9	247.9			694.8
Basic (loss) earnings per share (pence)	**(20.0)**				**13.3**
Effect of share options (pence)	-				**(0.2)**
Diluted (loss) earnings per share (pence)	**(20.0)**				**13.1**

(a) Group losses for the six months ended 30 September 2003 have been adjusted to exclude interest charges on the long-term debt we repaid as a result of the IPO. Interest has been added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over the period. All interest adjustments have been tax effected at the UK corporation tax rate of 30%. The weighted average number of shares for the six months ended 30 September 2003 has been adjusted as though the IPO happened before 1 April 2003.

(b) Exceptional items are explained in note 4.

(c) Amortisation charges presented are not adjusted for tax. The adjustment would have been £45.1 million, as opposed to £49.6 million, and £43.5 million, as opposed to £49.2 million, in 2004 and 2003, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings per share would have been 14.9 pence, as opposed to 15.5 pence, in the six months ended 30 September 2004 and 12.3 pence, as opposed to 13.1 pence in the six months ended 30 September 2003.

(d) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial period and on 694.8 million shares for the six months ended 30 September 2003, being the weighted average share capital prior to the IPO after taking into account the restructuring of the existing share capital on the IPO. For the six months ended 30 September 2004, the calculation was based on 699.8 million shares, the weighted average share capital during the period.

8. Net debt

Analysis of net debt

	At 31 March 2004	At 30 September 2004
	£m	£m
Long-term loans and other borrowings falling due after more than one year	1,155.9	**1,125.5**
Short-term borrowings and long-term loans and other borrowings falling due within one year	85.8	**85.6**
Total debt	1,241.7	**1,211.1**
Cash at bank and in hand	18.7	**42.0**
Net debt at end of period	1,223.0	**1,169.1**

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
	£m	£m	£m	£m
At 31 March 2004	18.7	(85.8)	(1,155.9)	(1,223.0)
Net cash inflow before financing and dividends paid	108.4	-	-	108.4
Dividend paid	(41.8)	-	-	(41.8)
Long term debt becoming due within one year	-	(45.0)	45.0	-
Borrowings repaid	(45.0)	45.0	-	-
Issue of Ordinary Share Capital	1.2	-	-	1.2
Non-cash charges	-	0.2	(7.3)	(7.1)
Currency movements	0.5	-	(7.3)	(6.8)
At 30 September 2004	**42.0**	**(85.6)**	**(1,125.5)**	**(1,169.1)**

9. Loans and other borrowings

	At 31 March 2004 [a]	At 30 September 2004 [a]
	£m	£m
Amounts falling due within one year		
Senior credit facilities [b]	80.0	**85.0**
Revolver loan [b]	5.0	**-**
Net obligations under finance leases	0.8	**0.6**
Total amounts falling due within one year	85.8	**85.6**
Amounts falling due after more than one year		
Senior credit facilities	856.6	**817.9**
Senior notes:		
Senior sterling notes	158.1	**158.5**
Senior dollar notes	68.1	**69.5**
Senior discount dollar notes	73.1	**79.6**
Total amounts falling due after more than one year	1,155.9	**1,125.5**
Net loans and other borrowings	1,241.7	**1,211.1**

[a] Balances are shown net of deferred financing fees of £18.1 million at 30 September 2004 and £20.1 million at 31 March 2004.

[b] Yell made payments of £40.0 million in the six months ended 30 September 2004 on amounts owed under the senior facility as required by the senior facility agreement and also repaid £5.0 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

10. Changes in equity shareholders' funds

	Share capital	Share premium	Profit and loss account	Total
	£m	£m	£m	£m
Balance at 1 April 2004	7.0	1,184.7	(302.2)	889.5
Profit on ordinary activities after taxation	-	-	52.7	52.7
Interim dividend	-	-	(29.5)	(29.5)
Ordinary share issue	-	1.2	-	1.2
Capital Accumulation Plan [a]	-	-	1.2	1.2
Currency movements [b]	-	-	8.3	8.3
Balance at 30 September 2004	**7.0**	**1,185.9**	**(269.5)**	**923.4**

[a] Amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

[b] The cumulative currency translation adjustment was a £94.4 million loss at 30 September 2004 (31 March 2004 - £102.7 million loss).

11. United States Generally Accepted Accounting Principles

Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the adoption of option pricing models to value options under US GAAP in circumstances where the options are valued at £nil value under UK GAAP. Dividends are recorded, under UK GAAP, in the period in respect of which they are proposed by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net (loss) profit and shareholders' funds from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

Net (loss) profit

	Six months ended 30 September	
	2003	2004
	£m	£m
(Loss) profit on ordinary activities after taxation under UK GAAP	(89.2)	**52.7**
Adjustment for:		
Directories in progress		
-Deferred costs	(21.0)	**(11.5)**
-Acquisition accounting[a]	-	**(4.0)**
Pensions	(4.3)	**(6.9)**
Goodwill	49.2	**49.6**
Other intangible assets	(48.3)	**(36.4)**
Derivative financial instruments	12.7	**3.4**
Employee incentive plans	-	**(1.5)**
Amortisation of deferred financing costs	2.4	**(0.3)**
Deferred taxation	(4.6)	**18.9**
Other	(1.5)	**(0.3)**
Net (loss) profit as adjusted for US GAAP	(104.6)	**63.7**

[a] Represents adjustments that arose as a result of acquisitions.

11. United States Generally Accepted Accounting Principles (continued)

Equity shareholders' funds

	At 31 March 2004 £m	At 30 September 2004 £m
Equity shareholders' funds under UK GAAP	889.5	**923.4**
Adjustment for:		
Directories in progress	(103.2)	**(119.8)**
Pensions	(0.3)	**(7.2)**
Additional minimum pension liability	(37.9)	**(37.9)**
Goodwill	(562.3)	**(514.7)**
Other intangible assets	746.6	**713.5**
Derivative financial instruments	(3.2)	**0.2**
Deferred taxation	(182.9)	**(165.1)**
Dividends proposed	41.9	**29.5**
Other	2.3	**1.7**
Equity shareholders' funds as adjusted for US GAAP	790.5	**823.6**

12. Litigation

On 22 January 2004, Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA were misleading and caused Verizon to lose revenue. On 7 October 2004, the court delivered its final judgment in which it approved the terms of a settlement agreement reached between the parties.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2004, Yell published 99 directories in the UK and 536 in the US; in the UK, where it is a clear market leader, it served 480,000 unique advertisers. In the US, where it is the leading independent directories business, it served 386,000 unique advertisers.

Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.

82-34074

YELL

Yell Finance B.V.

Interim Financial Information for the
three and six months ended 30 September 2004

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 SEPTEMBER 2004

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

Summary Results

	Three months ended 30 September			Six months ended 30 September		
	2003	2004	Change	2003	2004	Change
	(£ in millions)			(£ in millions)		
Turnover	306.4	323.7	*5.6%*	568.6	604.6	*6.3%*
Cost of sales	(133.4)	(143.8)	*7.8%*	(251.1)	(271.6)	*8.2%*
Gross profit	173.0	179.9	*4.0%*	317.5	333.0	*4.9%*
Distribution costs	(7.9)	(9.4)	*19.0%*	(17.2)	(17.7)	*2.9%*
Administrative costs (including exceptional items)	(130.6)	(97.7)	*(25.2)%*	(263.4)	(183.2)	*(30.4)%*
Operating profit before exceptional items	77.3	85.6	*10.7%*	127.0	144.9	*14.1%*
Exceptional administrative costs	(42.8)	(12.8)		(90.1)	(12.8)	
Operating profit	34.5	72.8		36.9	132.1	
Profit (loss) for the financial period before exceptional items	28.4	31.2		(22.1)	45.6	
(Loss) profit for the financial period	(33.4)	23.2		(89.2)	37.6	
Gross profit margin (%)	*56.5*	*55.6*		*55.8*	*55.1*	
EBITDA [(1)]	64.8	103.4	*59.6%*	97.5	193.2	*98.2%*
EBITDA margin (%)	*21.1*	*31.9*		*17.1*	*32.0*	
EBITDA before exceptional items [(2)]	107.6	116.2	*8.0%*	187.6	206.0	*9.8%*
EBITDA margin (%) before exceptional items	*35.1*	*35.9*		*33.0*	*34.1*	
Cash inflow from operations before exceptional items, less capital expenditure	104.1	99.9	*(4.0)%*	153.7	170.6	*11.0%*
Cash conversion before exceptional items (%) [(3)]	*96.7*	*86.0*		*81.9*	*82.8*	

(1) *EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.* *See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".*

(2) *EBITDA before exceptional items comprises EBITDA as described above and excludes exceptional costs of £12.8 million incurred in the six months ended 30 September 2004 relating to litigation brought against our US operations. EBITDA before exceptional items in 2003 excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc, of £90.1 million.*

(3) *Cash conversion represents cash flow from operations before exceptional items and cash paid to our parent for shares, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities.* *See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".*

Yell Group Operational Information

	Six months ended 30 September		
	2003	**2004**	**Change**
UK printed directories			
Unique advertisers (thousands) [1]	251	254	*1.2%*
Directory editions published	50	55	
Unique advertiser retention rate (%) [2]	78	75	
Turnover per unique advertiser (£)	1,178	1,183	*0.4%*
US printed directories			
Unique advertisers (thousands) [1][3]	210	238	*13.3%*
Directory editions published	250	259	
Unique advertiser retention rate (%) [3]	70	72	
Turnover per unique advertiser ($)	1,960	2,133	*8.8%*
Other UK products and services			
Yell.com page impressions for September (millions)	51	70	*37.3%*
Yell.com searchable advertisers as at 30 September (thousands) [4]	87	121	*39.1%*

---

(1) *Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

(2) *The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for 2004 would have been 74%. We have not adjusted previously reported 2003 figures. These improvements to our systems have not affected the reporting of our financial results.*

(3) *As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figure for any duplicated records in 2003. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.*

(4) *Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.*

Turnover

	Three months ended 30 September		Change	Six months ended 30 September		Change
	2003	2004		2003	2004	
	(£ in millions)			*(£ in millions)*		
UK printed directories	160.3	162.0	*1.1%*	295.2	300.9	*1.9%*
Other UK products and services	9.4	12.4	*31.9%*	19.4	24.1	*24.2%*
Total UK turnover	169.7	174.4	*2.8%*	314.6	325.0	*3.3%*
US printed directories:						
US printed directories at constant exchange rate [(1)]	136.7	168.6	*23.3%*	254.0	313.4	*23.4%*
Exchange impact [(1)]	-	(19.3)		-	(33.8)	
Total US turnover	136.7	149.3	*9.2%*	254.0	279.6	*10.1%*
Group turnover	306.4	323.7	*5.6%*	568.6	604.6	*6.3%*

---

(1) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Group turnover during the six months ended 30 September 2004 increased 6.3% to £604.6 million, or 12.3% at a constant exchange rate, from £568.6 million last year[1].

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

UK turnover increased £10.4 million, or 3.3%, to £325.0 million. Excluding the effects of our products discontinued in 2003 (the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books), total UK turnover grew 3.9% from last year.

Printed directories turnover grew 1.9% to £300.9 million. The effect of the RPI -6% price cap[2] was to reduce our prices by an average of 3.5%. Yell.com continued its strong turnover growth with a 42.6% increase from last year to £16.4 million.

The total number of unique advertisers in the UK increased by 1.2% to 254,000.

---

1. *Throughout this report, unless otherwise indicated, references to "for the six months" or the "six month period" are to the six months ended 30 September 2004 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.*

2. *Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the six months ended 30 September 2003 and 2004, the average price of advertising in our Yellow Pages decreased by 4.7% and 3.5%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 49.9% and 47.8% of our Group turnover in the six months ended 30 September 2003 and 2004, respectively.*

Our retention rate has declined from 78% to 75% (excluding national and key accounts). Our success in attracting over 100,000 new customers in each of the past four years has inevitably diluted overall retention. New advertisers are now proving more difficult to retain in a competitive market than those advertisers for whom the value of advertising in Yellow Pages is proven. Our strategy to increase the customer base has contributed to sustained growth in customer numbers and revenue.

Average turnover from unique advertisers improved slightly, to £1,183 from £1,178 last year.

As part of our strategy to grow our advertiser base, we rescoped five directories into ten during the first six months, reflecting changes in shopping and trading patterns. These included three of the five we are rescoping in London, which is traditionally a more competitive market than the rest of the UK. Typically, these rescoped directories achieve little or no growth in their first year.

Yell.com continued to grow rapidly, increasing the number of searchable advertisers by 39.1% to 121,000 at 30 September 2004, with turnover growth at 42.6%.

Overall, UK turnover remains on course to meet full year expectations.

US Turnover

US turnover increased by £25.6 million, or 10.1%, from £254.0 million to £279.6 million after taking into account that turnover was negatively affected by £33.8 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by £59.4 million, or 23.4%. The average exchange rate was approximately $1.81 : £1.00 in the six months ended 30 September 2004 against $1.62 : £1.00 in the same period last year.

Unique advertisers increased by 13.3% to 238,000 with average turnover per unique advertiser up 8.8% to $2,133 and retention up from 70% to 72%.

Organic turnover growth was 16.0% to which same-market growth contributed 12.3%, and growth from six new launches contributed 3.7%. Acquisitions, primarily Feist which we acquired in March 2004, contributed 10.2% of the growth, reflecting a heavy first half publishing schedule for Feist. Growth was marginally slowed by changes in operating practices including the intentional running down of the CCD partnership and production rescheduling.

US turnover growth for the year should be in line with expectations. However third quarter growth is expected to slow slightly as a result of the effects of fewer launches and production rescheduling following acquisitions.

Cost of Sales

	Three months ended 30 September		Change	Six months ended 30 September		Change
	2003	2004		2003	2004	
	(£ in millions)			*(£ in millions)*		
UK printed directories	54.9	55.3	*0.7%*	106.1	110.1	*3.8%*
Other UK products and services	3.2	3.8	*18.8%*	6.1	6.9	*13.1%*
Total UK cost of sales	58.1	59.1	*1.7%*	112.2	117.0	*4.3%*
US printed directories:						
US printed directories at constant exchange rate [(1)]	75.3	95.5	*26.8%*	138.9	173.1	*24.6%*
Exchange impact [(1)]	-	(10.8)		-	(18.5)	
Total US cost of sales	75.3	84.7	*12.5%*	138.9	154.6	*11.3%*
Cost of sales	133.4	143.8	*7.8%*	251.1	271.6	*8.2%*

(1) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by £4.8 million, or 4.3%, to £117.0 million in the six months ended 30 September 2004 from £112.2 million last year. Cost of sales as a percentage of turnover was 36.0% as compared to 35.7% for the corresponding period in the prior year. The percentage increase in cost of sales was higher than the percentage increase in turnover mainly because of an increased investment in our sales efforts to drive growth in customer numbers and higher advertisement volumes.

The 24.6% increase in cost of sales at a constant exchange rate for US printed directories reflected the increase in US turnover. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 55.2% as compared to 54.7% last year.

Our consolidated bad debt expense was £34.5 million, or 5.7% of Yell Group turnover in the six months ended 30 September 2004, as compared to £30.2 million, or 5.3%, last year. The charge for UK bad debts was 4.3% of UK printed directories and other products and services turnover compared to 4.2% last year. The US bad debt expense was 7.3% of US printed directories turnover in the six months ended 30 September 2004, as compared to 6.7% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

Gross Profit and Gross Profit Margin

	Three months ended 30 September			Six months ended 30 September		
	2003	2004	Change	2003	2004	Change
	(£ in millions)			*(£ in millions)*		
UK printed directories	105.4	106.7	*1.2%*	189.1	190.8	*0.9%*
Other UK products and services	6.2	8.6	*38.7%*	13.3	17.2	*29.3%*
Total UK gross profit	111.6	115.3	*3.3%*	202.4	208.0	*2.8%*
US printed directories:						
US printed directories at constant exchange rate [1]	61.4	73.0	*18.9%*	115.1	140.2	*21.8%*
Exchange impact [1]	-	(8.4)		-	(15.2)	
Total US gross profit	61.4	64.6	5.2%	115.1	125.0	*8.6%*
Gross profit	173.0	179.9	*4.0%*	317.5	333.0	*4.9%*
Gross profit margin (%)						
UK operations	65.8	66.1		64.3	64.0	
US operations	44.9	43.3		45.3	44.7	
Group total (%)	56.5	55.6		55.8	55.1	

---

(1) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Gross profit as a percentage of Group turnover was almost flat at 55.1% for the six months ended 30 September 2004 as compared to 55.8% last year.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the six months ended 30 September 2004, for example, our gross profit margin for our UK operations was 64.0%, compared to 44.7% for our US operations. Our overall gross profit margin is therefore affected and will continue to be affected by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

Distribution Costs and Administrative Costs

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by £0.5 million, or 2.9%, from £17.2 million (3.0% of Group turnover) in the six months ended 30 September 2003 to £17.7 million (2.9% of Group turnover) in the six months ended 30 September 2004. The increase in distribution costs was primarily due to books publishing for the first time in the US, offset by the effects of the weaker US dollar. Group distribution costs increased by 10.5% at a constant exchange rate.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs decreased from £263.4 million to £183.2 million in the six months ended 30 September 2004. Administrative costs excluding exceptional charges of £12.8 million in 2004 and £90.1 million in 2003 decreased by £2.9 million, or 1.7%, from last year. Group administrative costs increased by £5.1 million at a constant exchange rate.

Group Operating Profit, EBITDA and EBITDA before Exceptional Items

	Three months ended 30 September		Change	Six months ended 30 September		Change
	2003	2004		2003	2004	
	(£ in millions)			*(£ in millions)*		
UK operations						
Operating profit, including exceptional items	26.9	57.9		58.8	97.1	
Depreciation and amortisation	17.5	17.6		34.8	35.1	
UK operations EBITDA	44.4	75.5		93.6	132.2	
Exceptional items	29.7	-		35.3	-	
UK operations EBITDA before exceptional items	74.1	75.5	*1.9%*	128.9	132.2	*2.6%*
US operations						
Operating profit (loss), including exceptional items	7.6	14.9		(21.9)	35.0	
Depreciation and amortisation	12.8	13.0		25.8	26.0	
US operations EBITDA	20.4	27.9		3.9	61.0	
Exceptional items	13.1	12.8		54.8	12.8	
US operations EBITDA before exceptional items	33.5	40.7	*21.5%*	58.7	73.8	*25.7%*
US operations EBITDA before exceptional items at constant exchange rate [1]	33.5	45.9	*37.0%*	58.7	82.7	*40.9%*
Group						
Operating profit, including exceptional items	34.5	72.8		36.9	132.1	
Depreciation and amortisation	30.3	30.6		60.6	61.1	
Group EBITDA	64.8	103.4	*59.6%*	97.5	193.2	*98.2%*
Group						
Operating profit before exceptional items	77.3	85.6		127.0	144.9	
Depreciation and amortisation	30.3	30.6		60.6	61.1	
Group EBITDA before exceptional items	107.6	116.2	*8.0%*	187.6	206.0	*9.8%*
Group EBITDA before exceptional items at constant exchange rate[1]	108.8	121.4	*11.6%*	187.6	214.9	*14.6%*
EBITDA margin (%)						
UK operations	26.2	43.3		29.8	40.7	
US operations	14.9	18.7		1.5	21.8	
EBITDA margin before exceptional items (%)						
UK operations	43.7	43.3		41.0	40.7	
US operations	24.5	27.3		23.1	26.4	

(1) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.*

Group EBITDA before exceptional costs increased 9.8% to £206.0 million, or 14.6% at a constant exchange rate. The Group adjusted EBITDA margin increased 1.1 percentage points to 34.1%, driven by the strong US performance.

UK EBITDA before exceptional costs rose 2.6%, or £3.3 million to £132.2 million, reflecting the continued progress of Yell.com, which increased EBITDA to £5.1 million (operating profit of £4.2 million with depreciation of £0.9 million added back) from £2.1 million last year (operating profit of £1.0 million with depreciation of £1.1 million added back). The UK EBITDA margin was 40.7%, broadly in line with the previous year after excluding exceptional IPO costs.

US EBITDA before exceptional costs was £73.8 million, an increase of 25.7% from £58.7 million last year, or 40.9% at a constant exchange rate, removing the effect of the weaker US dollar. The US EBITDA margin of 21.8% is significantly higher than last year's margin of 1.5%, which was suppressed by the exceptional costs of our parent's initial public offering. Excluding exceptional costs, the US EBITDA margin increased from 23.1% to 26.4%, driven by the strong revenue growth and operational leverage.

Net Interest Payable

Net interest payable was £68.1 million in the six months ended 30 September 2004, a decrease of £20.1 million from £88.2 million last year before exceptional interest charges of £58.4 million. The decrease is a result of the new capital structure which our parent company put in place following its initial public offering last year. Net interest expense comprised £39.3 million of net interest paid or to be paid within a six-month period, £5.1 million of interest rolled up into our long-term debt, £2.1 million of amortised financing costs and £21.6 million of interest payable to our parent company.

Taxation

Taxation charge was £31.2 million for the six months ended 30 September 2004 before exceptional tax credits of £4.8 million, and £16.7 million last year before exceptional tax credits of £37.2 million. We expect the future taxation charges to increase once we recognise our use of net operating losses that are available to offset future taxable income in the United States.

Net Profit (Loss)

The net profit was £37.6 million for the six months ended 30 September 2004 compared to a net loss of £89.2 million for the same period in the prior year. Excluding the effect of the exceptional items, the net profit for the six months ended 30 September 2004 would have been £45.6 million, compared to £22.1 million in 2003. This latter increase in profit reflects the improvement in turnover, margins in the US, and substantial savings brought about by the new capital structure.

Liquidity and Capital Resources

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £200 million revolving credit facility as part of the senior credit facilities, which expires on 7 July 2008.

Cash Flows

	Three months ended 30 September		Six months ended 30 September	
	2003	2004	2003	2004
	(£ in millions)		*(£ in millions)*	
Net cash inflow from operating activities	39.5	96.2	94.6	170.3
Net cash outflow from returns on investments and servicing of finance	(96.5)	(23.3)	(115.3)	(38.4)
Taxation	(3.6)	(9.5)	(4.6)	(14.8)
Net cash outflow for capital expenditure and acquisitions	(6.4)	(5.0)	(13.7)	(8.7)
Net cash (outflow) inflow before financing	(67.0)	58.4	(39.0)	108.4
Net cash inflow (outflow) from financing	101.5	(63.0)	101.5	(85.5)
Net increase (decrease) in cash	34.5	(4.6)	62.5	22.9

Net cash inflow from operating activities for the six months ended 30 September 2004 was £170.3 million, compared with a net inflow of £94.6 million for the six months ended 30 September 2003. The net inflow last year was suppressed by large one-off payments for costs related to our parent's initial public offering. The remaining increase from last year is primarily driven by the improvement in operating profit partially offset by investment in working capital.

Net cash outflow from returns on investments and servicing of finance was £38.4 million of cash-pay interest for the six months ended 30 September 2004. This compares to £115.3 million for the six months ended 30 September 2003, which included one-off payments of £35.8 million associated with refinancing the group at the time of our parent's initial public offering.

Net cash outflow for capital expenditure and acquisitions comprises capital expenditure on fixed assets and purchases of businesses, net of cash acquired. Capital expenditure in the six months ended 30 September 2004 was £8.7 million compared to £10.6 million in the same period last year. In the same period last year there was also £3.1 million of cash outflows relating to the purchase of subsidiary undertakings.

Cash Conversion

The cash inflow from operations before payments of exceptional items and after capital expenditure was £170.6 million for the six months ended 30 September 2004 and £153.7 million last year. This underlying cash performance ("operating cash flow") used by management to monitor business performance excludes payments of exceptional items of £9.0 million and £69.7 million during the six months ended 30 September 2004 and 2003, respectively, and is after capital expenditure for the six months ended 30 September 2004 and 2003 of £8.7 million and £10.6 million, respectively.

Operating cash flow of £170.6 million for 2004 as a percentage of EBITDA before exceptional items of £206.0 million was 82.8% ("cash conversion"). For 2003 the operating cash flow of £153.7 million as a percentage of EBITDA before exceptional items of £97.5 million was 81.9%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA.

Capital Resources

At 30 September 2004, we had cash of £41.8 million, compared to £18.4 million at 31 March 2004.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £1,719.9 million at 30 September 2004, compared to £2,096.4 million at 31 March 2004 as set out below.

	At 31 March 2004	At 30 September 2004
	(£ in millions)	
Long-term loans and other borrowings		
Term Loan A1 – denominated in sterling	624.0	584.0
Term Loan A2 – denominated in US dollars	323.8	329.0
Term Loan – Senior revolving credit facility	5.0	-
Senior notes	308.2	315.6
Other	0.8	0.6
Total debt owed to third parties	1,261.8	1,229.2
Subordinated parent company loans	873.1	550.6
Total debt, including subordinated parent company loans	2,134.9	1,779.8
Unamortised financing costs	(20.1)	(18.1)
Total debt, net of unamortised financing costs	2,114.8	1,761.7
Cash at bank	(18.4)	(41.8)
Net debt at end of the period	2,096.4	1,719.9

From 1 April 2004, all European companies in the Yell Group are subject to new transfer pricing and thin capitalisation rules for tax purposes. Yell Finance B.V. issued shares in April 2004 for a value of £300 million to settle subordinated parent company loans as a response to these rules. Yell Group made payments during the six months ended 30 September 2004 of £40.0 million on the senior credit facility as required by the senior credit facility agreement, as well as repaying £5.0 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

Net third-party debt, excluding subordinated parent company loans, of £1,169.3 million as a multiple of EBITDA before exceptional items over the last 12 months of £378.5 million was 3.1. This compares to a multiple of 3.4 at 31 March 2004.

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA.

Other Matters

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements other than the hedges discussed below.

Market-Related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2003 we were required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceased once the Group Leverage Ratio fell below 3.5 times "EBITDA" (as defined in the Senior Facilities Agreement). Over the period to September 2006 we have fixed interest initially on approximately 50% of the indebtedness under the senior credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 65% of our total gross debt until September 2006, falling to approximately 30% thereafter. At 30 September 2004, we had £0.2 million net unrecognised gains on interest rate swaps that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 *"Accounting for Derivative Instruments and Hedging Activities"*, as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 39.2% of our external debt and 34.4% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 24.7%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 30 September 2004, we had £475.2 million of borrowings denominated in US dollars net of deferred financing fees, and £903.0 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the six months ended 30 September 2004. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the six months ended 30 September 2004 would vary by approximately £1.7 million higher or lower, respectively, taking into account our hedging arrangements, or £4.8 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the six months ended 30 September 2004 would have been approximately £1.4 million lower or £1.7 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Litigation

On 22 January 2004, Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA were misleading and caused Verizon to lose revenue. On 7 October 2004, the court delivered its final judgment in which it approved the terms of a settlement agreement reached between the parties.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

It is expected that developments in IFRS will continue between now and our 2006 financial year, and consequently there is uncertainty about exactly what IFRS will require on 1 April 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards. Please read the section entitled "Operating and Financial Review and Prospects – International Financial Reporting Standards" in the 31 March 2004 Annual report on Form 20-F filed with the SEC on 8 June 2004 for a description of IFRS standards issued. The UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP. It is possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

We will report our results for the three and six months ending 30 September 2005 in accordance with IFRS with comparative information for the three and six months ended 30 September 2004 restated in accordance with IFRS. We have established a working party to assess the effects of IFRS on our financial reporting and to prepare for adoption of IFRS from 1 April 2005.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 8 June 2004. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained in that document.

Consolidated Results of our Parent Company

We have included the financial information of our parent company, Yell Group plc and its subsidiaries, as an exhibit with the consolidated financial information of Yell Finance B.V., in order to disclose what our parent company reports to the London Stock Exchange and to satisfy the requirement of our parent company to produce a UK GAAP to US GAAP reconciliation for US employees.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Six months ended 30 September 2003	2004
		(£ in millions)	
Turnover	2	568.6	604.6
Cost of sales		(251.1)	(271.6)
Gross profit		317.5	333.0
Distribution costs		(17.2)	(17.7)
Administrative expenses			
Ordinary items		(173.3)	(170.4)
Exceptional items	4	(90.1)	(12.8)
		(263.4)	(183.2)
Operating profit	3	36.9	132.1
Net interest payable			
Ordinary items		(88.2)	(68.1)
Exceptional items	4	(58.4)	-
		(146.6)	(68.1)
(Loss) profit on ordinary activities before taxation		(109.7)	64.0
Taxation			
Before exceptional items		(16.7)	(31.2)
On exceptional items	4	37.2	4.8
		20.5	(26.4)
(Loss) profit for the financial period		(89.2)	37.6

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Six months ended 30 September 2003	2004
	(£ in millions)	
(Loss) profit for the financial period	(89.2)	37.6
Currency movements	(19.9)	8.3
Total recognised (losses) gains for the financial period	(109.1)	45.9

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Three months ended 30 September 2003	2004
		(£ in millions)	
Turnover	2	306.4	323.7
Cost of sales		(133.4)	(143.8)
Gross profit		173.0	179.9
Distribution costs		(7.9)	(9.4)
Administrative expenses			
Ordinary items		(87.8)	(84.9)
Exceptional items	4	(42.8)	(12.8)
		(130.6)	(97.7)
Operating profit	3	34.5	72.8
Net interest payable			
Ordinary items		(35.3)	(35.4)
Exceptional items	4	(28.4)	-
		(63.7)	(35.4)
(Loss) profit on ordinary activities before taxation		(29.2)	37.4
Taxation			
Before exceptional items		(13.6)	(19.0)
On exceptional items	4	9.4	4.8
		(4.2)	(14.2)
(Loss) profit for the financial period		(33.4)	23.2

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Three months ended 30 September 2003	2004
	(£ in millions)	
(Loss) profit for the financial period	(33.4)	23.2
Currency movements	(1.9)	0.9
Total recognised (losses) gains for the financial period	(35.3)	24.1

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Notes	Six months ended 30 September 2003	2004
		(£ in millions)	
Net cash inflow from operating activities		94.6	170.3
Returns on investments and servicing of finance			
Interest paid		(79.5)	(38.4)
Redemption premium paid		(19.7)	-
Finance fees paid		(16.1)	-
Net cash outflow for returns on investments and servicing of finance		(115.3)	(38.4)
Taxation		(4.6)	(14.8)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(10.6)	(8.7)
Net cash outflow for capital expenditure and financial investment		(10.6)	(8.7)
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired		(3.1)	-
Net cash outflow for acquisitions		(3.1)	-
Net cash (outflow) inflow before financing		(39.0)	108.4
Financing			
Issue of ordinary share capital and capital contributions received, net of issue costs		304.4	-
New loans issued		1,075.5	-
Borrowings repaid	5	(1,278.4)	(85.5)
Net cash inflow (outflow) from financing		101.5	(85.5)
Increase in net cash in the period		62.5	22.9
Total operating profit		36.9	132.1
Depreciation		11.4	11.5
Goodwill amortisation		49.2	49.6
Increase in stocks		(21.6)	(27.1)
Decrease (increase) in debtors		20.8	(2.9)
(Decrease) increase in creditors		(12.6)	5.9
Other non-cash expenses		10.5	1.2
Net cash inflow from operating activities		94.6	170.3

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Notes	Three months ended 30 September 2003	2004
		(£ in millions)	
Net cash inflow from operating activities		39.5	96.2
Returns on investments and servicing of finance			
Interest paid		(60.7)	(23.3)
Redemption premium paid		(19.7)	-
Finance fees paid		(16.1)	-
Net cash outflow for returns on investments and servicing of finance		(96.5)	(23.3)
Taxation		(3.6)	(9.5)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(4.7)	(5.0)
Net cash outflow for capital expenditure and financial investment		(4.7)	(5.0)
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired		(1.7)	-
Net cash outflow for acquisitions		(1.7)	-
Net cash (outflow) inflow before financing		(67.0)	58.4
Financing			
Issue of ordinary share capital and capital contributions received, net of issue costs		304.4	-
New loans issued		1,075.5	-
Borrowings repaid	5	(1,278.4)	(63.0)
Net cash inflow (outflow) from financing		101.5	(63.0)
Increase (decrease) in net cash in the period		34.5	(4.6)
Total operating profit		34.5	72.8
Depreciation		5.7	5.8
Goodwill amortisation		24.6	24.8
Increase in stocks		(9.6)	(11.7)
Increase in debtors		(8.9)	(28.0)
(Decrease) increase in creditors		(17.3)	31.9
Other non-cash expenses		10.5	0.6
Net cash inflow from operating activities		39.5	96.2

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)	Notes	At 31 March 2004	At 30 September 2004
		(£ in millions)	
Fixed assets			
Intangible assets		1,725.3	1,686.5
Tangible assets		45.9	41.8
Investment		7.6	7.6
Total fixed assets		1,778.8	1,735.9
Current assets			
Stocks		151.9	180.2
Debtors	6	460.6	447.1
Cash at bank and in hand	5	18.4	41.8
Total current assets		630.9	669.1
Creditors: amounts falling due within one year			
Loans and other borrowings	5,8	(127.7)	(174.0)
Other creditors	7	(231.0)	(233.5)
Total creditors: amounts falling due within one year		(358.7)	(407.5)
Net current assets		272.2	261.6
Total assets less current liabilities		2,051.0	1,997.5
Creditors: amounts falling due after more than one year			
Loans and other borrowings	5,8	(1,987.1)	(1,587.7)
Net assets		63.9	409.8
Capital and reserves			
Called up share capital	9	0.1	0.1
Share premium account	9	305.4	605.4
Profit and loss account deficit	9	(241.6)	(195.7)
Equity shareholders' funds	9	63.9	409.8

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation and consolidation

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2004 contained in the Form 20-F filed with the US Securities and Exchange Commission on 8 June 2004.

The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 8 June 2004, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2004.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs, acquisition accounting and taxes.

2. Turnover

	Six months ended 30 September	
	2003	2004
	(£ in millions)	
UK printed directories	295.2	300.9
Other products and services	19.4	24.1
Total UK turnover	314.6	325.0
Total US turnover	254.0	279.6
Group turnover	568.6	604.6

	Three months ended 30 September	
	2003	2004
	(£ in millions)	
UK printed directories	160.3	162.0
Other products and services	9.4	12.4
Total UK turnover	169.7	174.4
Total US turnover	136.7	149.3
Group turnover	306.4	323.7

3. Operating profit

	Six months ended 30 September	
	2003	2004
	(£ in millions)	
UK printed directories	60.3	90.6
Other products and services	(1.5)	6.5
Total UK operating profit	58.8	97.1
Total US operating (loss) profit	(21.9)	35.0
Operating profit	36.9	132.1

	Three months ended 30 September	
	2003	2004
	(£ in millions)	
UK printed directories	28.6	54.6
Other products and services	(1.7)	3.3
Total UK operating profit	26.9	57.9
Total US operating profit	7.6	14.9
Operating profit	34.5	72.8

We do not allocate interest or taxation charges by product or geographic segment.

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

4. Results before and after exceptional items

	Six months ended 30 September					
	2003			2004		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	(£ in millions)					
Gross profit	317.5	-	317.5	333.0	-	333.0
Distribution costs	(17.2)	-	(17.2)	(17.7)	-	(17.7)
Administrative costs	(173.3)	(90.1)	(263.4)	(170.4)	(12.8)	(183.2)
Operating profit (loss)	127.0	(90.1)	36.9	144.9	(12.8)	132.1
Net interest payable	(88.2)	(58.4)	(146.6)	(68.1)	-	(68.1)
(Loss) profit before taxation	38.8	(148.5)	(109.7)	76.8	(12.8)	64.0
Taxation	(16.7)	37.2	20.5	(31.2)	4.8	(26.4)
(Loss) profit for the period	22.1	(111.3)	(89.2)	45.6	(8.0)	37.6

	Three months ended 30 September					
	2003			2004		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	(£ in millions)					
Gross profit	173.0	-	173.0	179.9	-	179.9
Distribution costs	(7.9)	-	(7.9)	(9.4)	-	(9.4)
Administrative costs	(87.8)	(42.8)	(130.6)	(84.9)	(12.8)	(97.7)
Operating profit (loss)	77.3	(42.8)	34.5	85.6	(12.8)	72.8
Net interest payable	(35.3)	(28.4)	(63.7)	(35.4)	-	(35.4)
(Loss) profit before taxation	42.0	(71.2)	(29.2)	50.2	(12.8)	37.4
Taxation	(13.6)	9.4	(4.2)	(19.0)	4.8	(14.2)
(Loss) profit for the period	28.4	(61.8)	(33.4)	31.2	(8.0)	23.2

Exceptional administrative costs of £12.8 million in the three and six months ended 30 September 2004 are the estimated total costs relating to litigation brought against our US operations. Exceptional administrative costs in the three and six months ended 30 September 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the £90.1 million exceptional administrative costs, £35.3 million relates to our UK business and £54.8 million to our US business. The exceptional interest payable in the six months ended 30 September 2003 comprises £19.7 million bond redemption premium, £30.0 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and an £8.7 million exceptional charge from our parent company for the accelerated amortisation of deferred financing fees on debt settled in July 2003. The exceptional tax credits in the three and six months ended 30 September 2004 and 2003 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

5. Net debt

Analysis of net debt

	At 31 March 2004	At 30 September 2004
	(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	1,987.1	1,587.7
Short-term borrowings and long-term loans and other borrowings falling due within one year	127.7	174.0
Total debt	2,114.8	1,761.7
Cash at bank and in hand	(18.4)	(41.8)
Net debt at end of period	2,096.4	1,719.9

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
		(£ in millions)		
At 31 March 2004	18.4	(127.7)	(1,987.1)	(2,096.4)
Net cash inflow before financing	108.4	-	-	108.4
Long term debt becoming due within one year	-	(132.0)	132.0	-
Borrowings repaid to third parties	(45.0)	45.0	-	-
Borrowings repaid to parent company	(40.5)	40.5	-	-
Borrowings owed to parent company settled by issuing share capital	-	-	300.0	300.0
Non-cash charges	-	0.2	(25.3)	(25.1)
Currency movements	0.5	-	(7.3)	(6.8)
At 30 September 2004	41.8	(174.0)	(1,587.7)	(1,719.9)
At 30 June 2004	47.7	(105.2)	(1,706.2)	(1,763.7)
Net cash inflow before financing	58.4	-	-	58.4
Long term debt becoming due within one year	-	(132.0)	132.0	-
Borrowings repaid to third parties	(22.5)	22.5	-	-
Borrowings repaid to parent company	(40.5)	40.5	-	-
Non-cash charges	-	0.2	(12.8)	(12.6)
Currency movements	(1.3)	-	(0.7)	(2.0)
At 30 September 2004	41.8	(174.0)	(1,587.7)	(1,719.9)

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

6. Debtors

	At 31 March 2004	At 30 September 2004
	(£ in millions)	
Trade debtors	401.9	398.9
Other debtors	8.7	8.2
Accrued income	4.7	8.3
Prepayments	10.6	9.5
Deferred tax asset	34.7	22.2
Total debtors	460.6	447.1

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

7. Other creditors

	At 31 March 2004	At 30 September 2004
	(£ in millions)	
Trade creditors	26.0	11.2
Corporation tax	16.2	18.6
Other taxation and social security	22.9	22.5
Other creditors	4.4	9.1
Accrued expenses	89.7	91.2
Deferred income	71.8	80.9
Total creditors falling due within one year	231.0	233.5

8. Loans and other borrowings

	At 31 March 2004	At 30 September 2004
	(£ in millions)	
Amounts falling due within one year		
Senior credit facilities [a]	80.0	85.0
Revolving loan under senior credit facilities [a]	5.0	-
Subordinated parent company loan	41.9	88.4
Net obligations under finance leases	0.8	0.6
Net amounts falling due within one year	127.7	174.0
Amounts falling due after more than one year		
Senior credit facilities	867.8	828.0
Senior notes:		
Senior sterling notes	162.5	162.5
Senior dollar notes	70.6	71.7
Senior discount dollar notes	75.1	81.4
Subordinated parent company loan [b]	831.2	462.2
Amounts falling due after more than one year	2,007.2	1,605.8
Unamortised finance fees	(20.1)	(18.1)
Net amounts falling due after more than one year	1,987.1	1,587.7
Net loans and other borrowings	2,114.8	1,761.7

(a) Yell made repayments totalling £40.0 million on amounts owed under the senior facility as required by the senior facility agreement and also repaid £5 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

(b) In April 2004 Yell Finance B.V. issued 10 shares for £300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

9. Changes in equity shareholders' funds

	Share capital	Share premium	Profit and loss account	Total
		(£ in millions)		
Balance at 31 March 2004	0.1	305.4	(241.6)	63.9
Profit for the period	-	-	37.6	37.6
Issue of ordinary shares [a]	-	300.0	-	300.0
Currency movements [b]	-	-	8.3	8.3
Balance at 30 September 2004	0.1	605.4	(195.7)	409.8
Balance at 30 June 2004	0.1	605.4	(219.8)	385.7
Profit for the period	-	-	23.2	23.2
Currency movements [b]	-	-	0.9	0.9
Balance at 30 September 2004	0.1	605.4	(195.7)	409.8

(a) In April 2004 Yell Finance BV issued 10 shares for £300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

(b) The cumulative foreign currency translation adjustment was a £94.4 million loss at 30 September 2004 (31 March 2004 - £102.7 million loss).